VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, California 95110
Telephone: (408) 232-7800
December 5, 2008
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549.

Attn:	Mark P. Shuman
Branch Chief — Legal

Re:	VeriFone Holdings, Inc.
Registration Statement on Form S-1
File No. 333-153391
Dear Mr. Shuman:
          In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-153391) (the “Registration Statement”) of VeriFone Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on Thursday, December 11, 2008, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.
          The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-captioned Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.
          If you have any questions, please contact the undersigned at (408) 232-7222 or Scott D. Miller of Sullivan & Cromwell LLP at (650) 461-5620.
Very truly yours,
/s/ Albert Liu
Albert Liu
Senior Vice President and General Counsel

cc:	Barbara C. Jacobs
Donna Levy
(Securities and Exchange Commission)

Scott D. Miller
(Sullivan & Cromwell LLP)

Douglas G. Bergeron
Robert Dykes
(VeriFone Holdings, Inc.)